EXHIBIT 99.10
Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Telkom SA Limited - Filing of Form 20-F With The Securities Exchange Commission

Shareholders are advised that Telkom filed its Form 20-F with the Securities Exchange Commission on Tuesday, July 17, 2007. The Form 20-F is available on Telkom's website at www.telkom.co.za/ir and a hard copy which includes the Telkom Group and Vodacom audited consolidated annual financial statements, can be requested from the company free of charge at telkomir@telkom.co.za

Pretoria
17 July 2007

Sponsor: UBS